September 12, 2018

VIA EMAIL AND EDGAR

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Wireless Telecom Group, Inc. Registration Statement on Form S-3 Filed August 27, 2018 File No. 333-227051

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wireless Telecom Group, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective on September 17, 2018, or as soon thereafter as practicable.

We respectfully request that the Company be notified of such effectiveness by a telephone call or email to the Company’s counsel, LaDawn Naegle of Bryan Cave Leighton Paisner LLP, who can be reached at (202) 508-6046 or ldnaegle@bclplaw.com.

Thank you.

Very truly yours,

WIRELESS TELECOM GROUP, INC.

By:	/s/ Michael Kandell
Name: Michael Kandell
Title: Chief Financial Officer

cc:	LaDawn Naegle
Bryan Cave Leighton Paisner LLP